Exhibit 99.1

NYSE, TSX: NTR	News Release
May 8, 2024

Nutrien Announces Results of 2024 Annual Meeting

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today the results of its annual meeting of shareholders held on May 8, 2024 (the “Meeting”). A total of 369,251,444 common shares, representing 74.66% of common shares outstanding, were represented at the Meeting.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Nutrien’s 12 director nominees were elected:

	Votes For (percent)	Votes Against (percent)
Christopher M. Burley	98.33%	1.67%
Maura J. Clark	98.95%	1.05%
Russell K. Girling	98.31%	1.69%
Michael J. Hennigan	94.88%	5.12%
Miranda C. Hubbs	98.48%	1.52%
Raj S. Kushwaha	98.99%	1.01%
Julie A. Lagacy	99.22%	0.78%
Consuelo E. Madere	98.56%	1.44%
Keith G. Martell	99.01%	0.99%
Aaron W. Regent	97.69%	2.31%
Ken A. Seitz	99.25%	0.75%
Nelson L.C. Silva	99.01%	0.99%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Nutrien.

Votes For (percent): 99.45%

Votes Withheld (percent): 0.55%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Nutrien’s approach to executive compensation was approved.

Votes For (percent): 94.58%

Votes Against (percent): 5.42%

Full voting results on all matters voted on at the Meeting will be filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Nutrien

Nutrien is a leading provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our integrated business and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com